Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Schedule 14D-9
                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                            FIRST BANKS AMERICA, INC.
                            -------------------------
                            (Name of Subject Company)


                            FIRST BANKS AMERICA, INC.
                            -------------------------
                      (Name of Person(s) Filing Statement)


                                  Common Stock
                                  ------------
                         (Title of Class of Securities)


                                   31928N-10-3
                                   -----------
                      (CUSIP Number of Class of Securities)


                                 Allen H. Blake
                   Vice President and Chief Financial Officer
                            First Banks America, Inc.
                              11901 Olive Boulevard
                           Creve Coeur, Missouri 63141
                                 (314) 692-6317
                                 --------------
                       (Name, Address and Telephone Number
                     of Person Authorized to Receive Notice
         and Communication on Behalf of the Person(s) Filing Statement)


                                   Copies to:

                                 John S. Daniels
                                 Attorney at Law
                        7502 Greenville Avenue, Suite 500
                               Dallas, Texas 75231
                                 (214) 890-4002

Item 1. Security and Subject Company.

                  The name of the subject company is First Banks America, Inc., a Delaware corporation ("FBA"), and the address of its principal executive office is 135 North Meramec, St. Louis, Missouri 63105. This statement relates to common stock, $.15 par value per share, of FBA (the "Shares").

Item 2. Tender Offer of the Bidder.

                  This statement relates to the tender offer made by First Banks, Inc., a Missouri corporation (the "Offeror"), as evidenced by a
         Schedule 14D-1 filed by the Offeror on January 4, 1999. The address of the Offeror's principal executive office is 135 North Meramec, St. Louis, Missouri 63105.

Item 3. Identity and Background.

                  (a) This statement is filed by FBA, which has the business address stated in Item 1.

                  (b) As of December 31, 1998, the total Shares and shares of Class B Stock of FBA owned by the Offeror, including Shares issued on December 1, 1998 upon conversion of a convertible debenture, constituted approximately 76.84% of the outstanding voting stock of FBA. The Offeror exercises control over the management and policies of FBA and the election of its officers and directors.

                  In 1994, FBA sold 2,500,000 shares of Class B Stock for $30 million cash in a private placement to the Offeror. As a result, the Offeror became the owner of a controlling interest in FBA, and the Offeror has exercised control over the management and policies of FBA and the election of FBA's Board of Directors which, as of the date hereof, includes a majority of directors who are also directors, executive officers and/or employees of the Offeror.

                  In February 1998, FBA acquired First Commercial Bancorp, Inc., Sacramento, California ("FCB"). In connection with the acquisition of FCB, FBA issued approximately 1,555,700 Shares, of which 1,266,176 Shares were issued to the Offeror in exchange for its shares of FCB common stock and $10.0 million of FBA's note payable to the Offeror. FBA also issued to the Offeror a convertible debenture in the principal amount of $6.5 million in exchange for outstanding debentures of FCB; this debenture, including the related accrued and unpaid interest thereon, was converted in December 1998 into 629,557 Shares.

                  The Offeror provides management services to FBA and its subsidiary banks (the "Subsidiary Banks"). Management services are provided under a management fee agreement whereby FBA compensates the Offeror on an hourly basis for its use of personnel for various functions including internal audit, loan review, income tax preparation and assistance, accounting, asset/liability and investment services, loan servicing and other management and administrative services. Fees paid under this agreement were $1.5 million for the nine months ended September 30, 1998 and $1.4 million, $1.3 million and $521,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The fees paid for management services are at least as favorable as FBA could have obtained from unaffiliated third parties.

                  Because of the affiliation with the Offeror and the geographic proximity of certain of their offices, FBA shares the cost of certain personnel and services used by FBA and the Offeror. This includes the salaries and benefits of certain loan and administrative personnel. The allocation of the shared costs are charged and/or credited under the terms of cost sharing agreements entered into during 1996. Because this involves distributing essentially fixed costs over a larger asset base, it allows each bank to receive the benefit of personnel and services at a reduced cost. Fees paid under these agreements were $811,000 for the nine months ended September 30, 1998 and $709,000 and $412,000 for the years ended December 31, 1997 and 1996, respectively.

                  Effective April 1, 1997, First Services L.P., a limited partnership indirectly owned by the Offeror's Chairman and his children through its general partners and limited partners, began providing data processing and various related services to FBA under the terms of data processing agreements. Previously, these services were provided by a subsidiary of the Offeror. Fees paid under these agreements were $1.3 million for the nine months ended September 30, 1998 and $1.0 million, $692,000 and $374,000 for the years ended December 31, 1997, 1996 and 1995, respectively. The fees paid for data processing services are at least as favorable as FBA could have been obtained from unaffiliated third parties.

                  The Subsidiary Banks participate in loans with other bank affiliates of the Offeror; as of September 30, 1998, $84.8 million of purchased loan participations and $141.8 million of sold loan participations were outstanding. Loans are purchased and sold at prevailing interest rates and terms at the time of such transactions and in accordance with the credit standards and policies of the purchasing entity.

                  FBA borrows funds from the Offeror pursuant to a promissory note agreement which provides for revolving advances up to $20 million. The previous balance was repaid by FBA with the proceeds of a securities offering in July 1998, and no advances have been made since that repayment.

                  The Subsidiary Banks have had in the past, and may have in the future, loan transactions in the ordinary course of business with directors of FBA or their affiliates. These loan transactions have been and will be on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unaffiliated persons and did not and will not involve more than the normal risk of collectibility or present other unfavorable features. The Subsidiary Banks do not extend credit to officers of FBA or of the Subsidiary Banks, except extensions of credit secured by mortgages on personal residences, loans to purchase automobiles and personal credit card accounts.

                  Certain of the directors and officers of FBA and their respective affiliates have deposit accounts with the Subsidiary Banks. It is the policy of the Subsidiary Banks not to permit any officers or directors of the Subsidiary Banks or their affiliates to overdraw their respective deposit accounts unless that person has been previously approved for overdraft protection under a plan whereby a credit limit has been established in accordance with the standard credit criteria of the Subsidiary Banks.

Item 4. The Solicitation or Recommendation.

                  (a) Neither FBA nor its Board of Directors makes any recommendation to stockholders as to whether to tender or refrain from tendering their Shares. Each stockholder must make the decision whether to tender Shares and, if so, how many Shares and at what price or prices Shares should be tendered.

                  (b) The Board of Directors of FBA concluded that the differing circumstances of stockholders, including individual financial and investment objectives and tax situations, makes it inadvisable to make a recommendation for all FBA stockholders. Furthermore, the nature of the Offer, which allows a stockholder to tender Shares at a price or prices which he or she deems appropriate, will enable stockholders to consider their individual circumstances in deciding whether to tender Shares and, if so, in what quantity and at what price(s).

Item 5. Persons Retained, Employed or To Be Compensated.

                  None.

Item 6. Recent Transactions and Intent With Respect to Securities.

                  (a) Based upon the records of the Offeror and FBA and upon information provided to the Offeror by officers and directors of the Offeror and FBA, neither the Offeror, FBA, nor any executive officer or director of either company, nor any associate or subsidiary of any of them, effected any transaction in Shares during the past 60 days.

                  (b) FBA has not been informed whether the person(s) referred to in Item 6(a) presently intend to tender Shares to the Offeror, sell or hold Shares which are owned by such persons.

Item 7. Certain Negotiations and Transactions by the Subject Company.

          (a) None.

          (b) None.


Item 8. Additional Information To Be Furnished.

                  Not applicable.

Item 9.  Material to be filed as Exhibits.

         (a)  None.

         (b)  None.

         (c)  None.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 19, 1999                FIRST BANKS AMERICA, INC.



                                       /s/ Allen H Blake
                                       -----------------
                                       Allen H. Blake
                                       Vice President and Chief Financial
                                          Officer